

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 5, 2018

Via E-mail
Brett Moyer
Chief Executive Officer
Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280
San Jose, CA 95119

      Re: Summit Semiconductor, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 31, 2018
           File No. 333-224267

Dear Mr. Moyer:

      Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your filing must be amended to present updated financial statements required by Rule 8-08 of Regulation S-X. Further, your Management's Discussion and Analysis section must be amended to address the periods required to be included by Regulation S-X. Refer to Item 303(b) of Regulation S-K. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                           Sincerely,

                           /s/ Amanda Ravitz

                           Amanda Ravitz
                           Assistant Director
                           Office of Electronics and Machinery

cc: David E. Danovitch, Esq.
       Robinson Brog Leinwand Greene Genovese & Gluck, P.C.